NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Tuesday, October 16, 2007

Contact:

Investor Relations

(No.2007-10-18)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Announces Merger with Bayswater Uranium

Creates Extraordinary Strategic Development and Exploration Opportunities

Vancouver, British Columbia – October 16, 2007 – Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (“NCA”) is pleased to announce it has entered into a binding letter agreement (“Agreement”) with Bayswater Uranium Corporation (TSX-V: BAY) whereby Bayswater will acquire all the outstanding shares of Northern Canadian Uranium in exchange for shares of Bayswater on the basis of 0.65 BAY shares for each share of NCA.  The joining of these companies provides an outstanding development opportunity with expanded uranium resources and exploration programs.  Both companies have uranium resources and/or exploration projects in the Athabasca Basin, the western United States (Wyoming, Montana, and Nevada) and West Africa (Mali and Niger).  The combined corporate entity will create strategic development opportunities with increased resources and expansion capabilities combined with large, strategic exploration landholdings in major uranium districts in Canada, the largest uranium producing country in the world.  The diversified asset base provides potential for growth through discovery, resource delineation and production development.

“Northern Canadian’s key U.S. properties represent strategic assets for the development of Bayswater’s United States projects and should significantly enhance the economics of our proposed mining operations,” states George Leary, President of Bayswater.  “Equally as important, this latest acquisition secures the services of a talented team of highly experienced geologists and personnel capable of spearheading development of our U.S. projects and assisting with Bayswater’s exploration programs in Canada and elsewhere in the world.”

Praveen Varshney, President of Northern Canadian states, “Given Bayswater’s excellent technical team and complementary projects, the combined companies create a stronger uranium company with an impressive portfolio of advanced and early-stage properties in major uranium regions in North America and West Africa, as well as a large cash position of $35 million to develop these outstanding assets.”

The new company will own historical and NI 43-101 compliant U3O8 (uranium oxide) resources on properties in the United States and Mali, West Africa as outlined in the table below.  The NI 43-101 compliant resources at the Elkhorn Project – Busfield Prospect has substantial potential for discovery of new resources.  The management also believes that several of the company’s historic resources will be  confirmed and verified, subject to NI 43-101 standards, and will have significant potential for expansion of those resources.  Several of the resources are located in close proximity, and once these resources are verified, the Company recognizes there is excellent potential for development of near-term production.  The Company’s projects with historic resources and current NI 43-101 compliant resources are listed below:

Property

                      Short Tons            Pounds eU3O8   Average % eU3O8    Avg.Thickness(ft.)

Elkhorn, Wyoming*

272,608                     592,308           0.084 to 0.153

  2.1 to 15.0

(A portion of the above historical resource has been recently drilled by NCA and a NI 43-101 compliant  resource at the Busfield Mine comprising 250,000 tons of indicated resource grading 0.08% eU3O8 for 397,000 lbs and an additional 3,000 tons of inferred resource grading 0.08% eU3O8 for 5,000 lbs has been outlined pursuant to a report for NCA dated April 18, 2007 by Jan C Rasmussen and Bart Stryhas of SRK Consulting.)

Acadia/Cochran, Montana        2,080,000                  3,700,000

                      0.125

8.0

Mindy(Snow), Montana

            449,000                  1,400,000

          0.156

6.5

Ella, Montana

            327,000                  1,960,000

          0.30

7.0

Mountain West, Nevada

303,072                    927,400                0.153

  35,000                      98,000                0.140

Juniper, California

         1,040,000                  4,018,000

          0.193

Samit, Mali

258,823                     440,000

          0.085

* The Elkhorn property, Wyoming contains several areas of historical resources referred to as the Busfield and Vickers Mines and Clover, Quad,  and Tract 41 N. Block deposits.

(Note: Historical resources as stated above that are non-compliant with National Instrument 43-101 standards, have not been verified by either company’s Qualified Person, are provided for information purposes only and as such should not be relied upon.  For properties in Wyoming, the historic resources are based on Federal Resource 1973 historic reports in the Marriott Library Special Collection Archives at the University of Utah.  In Montana, the historical resources are based on Kerr-McGee Resources Corporation’s internal correspondence dated January, 1978 and are referred to as “Indicated and Inferred” based on drilling; however, the definitions used by Kerr-McGee are indeterminate except for cut-off grades and thicknesses and as such differ from resource classifications pursuant to NI 43-101.  For properties in Nevada and California, the historical resources are based on undated internal memoranda of Pathfinder Mines (owned by Cogema) and are referred to as “Indicated and Inferred” based on drilling; however, the definitions used by Pathfinder are indeterminate and differ from resource classifications pursuant to NI 43-101.  For the property in Mali, the historical resource is based on an undated report completed in the 1970’s as submitted to the Ministry of Mines and Energy by Power Reactor and Nuclear Fuel Development Corporation (“PNC”).)

URANIUM ASSETS OF THE COMBINED COMPANY

I.  Historical Uranium Resources with Near-Term Production Potential in the U.S.

In Wyoming and Montana, the principle uranium resources of the combined company (the “Company”) are located in the western U.S., with the largest historic and current NI 43-101 compliant uranium resources located in Wyoming and Montana.  The new Company will control strategic lands located within a major zone of uranium mineralization in the eastern Powder River Basin that follows a north-south trend from northeast Wyoming, extending a total distance of over 50 miles, into south-eastern Montana.  Within this trend, the Company controls historic mines and areas of uranium mineralization that were discovered during historic exploration programs primarily in the 1970’s.

The Company has a combined holding of 100% interest, which may be subject to variable royalties, in over 58,000 acres of land holdings in 28 separate blocks of lode claims, Wyoming state leases, fee lands and areas of surface rights only. These lands cover prospective portions on this regional uranium trend, which contains overlapping roll-front systems of sandstone-hosted uranium mineralization along the rim of the Powder River Basin.  Uranium mineralization is present at depths ranging from near-surface to more than 1800 feet.

The main project area occurs east and northeast of the Hauber Mine in Wyoming and extends into Montana.  The Hauber mine was mined by open cut and underground mining methods by Homestake Mining Corporation and produced approximately 2.76 million pounds U3O8 at an average grade of 0.23% U3O8.  In Wyoming, the Company controls prospective portions of a 26 mile long roll-front trend of uranium mineralization which includes the Busfield Mine on the Elkhorn property which has a  NI 43-101 compliant resource of 250,000 tons of indicated resource grading 0.08% eU3O8 for 397,000 lbs and an additional 3,000 tons of inferred resource grading 0.08% eU3O8 for 5,000 lbs as outlined in the above table.  Excellent potential exists in the area of the Busfield Mine for expansion of the known resource and discovery of additional resources.  In Montana, historic exploration drilling has defined a 56 mile long roll-front extension of the Wyoming trend of uranium mineralization and has resulted in outlining 7.06 million pounds of historic uranium resources (not compliant with NI 43-101) in three closely related deposits—namely the Ella, Mindy and Acadia deposits held by the company and  outlined in the table above (see cautionary note).  These historical resources in Montana are based on more than 4500 drill holes by Kerr McGee Corporation, Kerr McGee/Chevron Minerals JV, Montana Nuclear, American Nuclear, Amoco and Exxon. The management believes that once these resources are verified, subject to NI 43-101 standards, there will be significant potential for expansion of those uranium resources.

Extensive data has been acquired documenting much of this work completed by prior companies that  outlined and documented the historical resources based on their extensive drilling programs.  Bayswater engaged World Industrial Minerals LLC (“WIM”) of Denver, CO to undertake a compilation, due diligence review and assessment of the historical data with recommendations for further work; and they have since filed a 43-101 report on sedar documenting the historical resources as referred to above  A major program of confirmation and step-out drilling is planned for 2008 in order to increase the resource base on the Elkhorn and Montana properties and to bring all resources into compliance with NI 43-101.

In Nevada, the Company has two projects with historic uranium resources, and two projects with uranium occurrences.  In total, the Company controls 90-100% interest in 220 lode claims (approximately 4,400 acres), including the Mountain West uranium project in Elko County, the Carol R mine and Holiday mine in Mineral County, and the Green Monster mine in Clark County, Nevada.  The most advanced and largest uranium resource is at the Mountain West project.  Uranium occurs in an unconsolidated tertiary stream channel underlain by granitic basement rocks.  Pathfinder Mines (owned by Cogema) and its predecessor Utah Construction and Mining Co. completed 360 drill holes to depths of up to approximately 600 feet from 1967 to 1980.  This work outlined a historical resource, not compliant with NI 43-101 standards, comprising about 1.0 million pounds U3O8 with an average grade of 0.153% U3O8 in a configuration suitable for shallow open pit mining as outlined in the table above (see previous cautionary note).  .  Also indeterminate historic resources have been reported at the Carol R mine, which produced uranium in 1955 and 1956.  These resources have not been verified by NCA’s Qualified Person and are provided for information purposes only.  A major program of confirmation, fill-in and step-out drilling is planned for the Mountain West property in 2008 in order to outline additional resources and to bring all resources into compliance with NI 43-101.  Drilling is also planned on the Carol R mine in 2008. The management believes that once these resources are verified, subject to NI 43-101 standards, there will be significant potential for expansion of those resources.

In California, the Company holds a 100% interest in 91 lode claims (approximately 1,820 acres) covering the Juniper uranium project, Tuolumne County, California.  Uranium mineralization occurs in an unconsolidated, five mile long Tertiary stream channel underlain by granitic basement rocks.  Pathfinder Mines (owned by Cogema) and its predecessor Utah Construction and Mining Co. completed 365 drill holes during 1968 to 1980.  This work outlined a historical resource, not compliant with NI 43-101 standards, comprising about 4.0 million pounds U3O8 with an average grade of 0.193% U3O8 in a configuration suitable for open pit mining as outlined in the table above (see previous cautionary note).  This resource has not been verified by the Company’s Qualified Person and is provided for information purposes only. The management believes that once these resources are verified, subject to NI 43-101 standards, there will be significant potential for expansion of those resources.

II.  Dominant Exploration Land Positions in Canada’s Premier Uranium Regions:

Athabasca Basin, Saskatchewan:  The Company holds highly prospective mining claims in three areas of the basin. The western properties are located within the Athabasca Basin sedimentary sequence and include a 100% interest in 1.7 million acres in the west-central region of the Athabasca Basin east of the Cluff Lake uranium mine which produced 62.5 million pounds U3O8, and the high grade Shea Creek uranium deposits.  A V-TEM and magnetic survey of the western properties has recently been completed for which the data is currently being processed in order to identify basement structure and conductive zones of interest. The eastern properties are located in the basement rocks, adjacent to the Athabasca sediments, and include a 90% interest in 100,000 acres covering the Collins Bay fault.  The Company also has two projects on the north side of the Athabasca Basin, in the Uranium City region, including the Coin Canyon and Viking projects.  The Collins Bay Extension project (CBE), in the eastern Athabasca Basin, is immediately along trend from Cameco’s Collins Bay/Eagle Point uranium district which has a combined reported resource of approximately 140 million pounds of uranium.  Recent work on the CBE project has identified the extension of the Collins Bay fault, and several high priority exploration targets.  The Coin Canyon and Viking Projects contain historic uranium occurrences with assays up to 3.3% U3O8 reported (non NI 43-101 compliant).  Initial programs have been completed and assays are pending.  The combined projects of the Company represent a premier exploration opportunity, with well defined targets, located immediately adjacent to current and historic uranium mines.  Drilling is planned on the CBE in early 2008 as well as exploration on other holdings.

Thelon Basin, Northwest Territories and Nunavut:  The Company is exploring for high-grade unconformity related uranium deposits, similar to those in the Athabasca Basin, in Canada’s second most prospective basin, the Thelon Basin.  The Company is by far the largest land holder in the region, with 50% to 100% interest in 4.3 million acres representing approximately 33% of the available ground in the basin.  Airborne surveys in 2006 identified several favorable basement conductor anomalies in South Thelon Basin and numerous radiometric anomalies reflecting near surface targets in North Thelon Basin.  A major exploration program is on-going to identify additional favorable targets using airborne geophysical surveys and to evaluate targets using ground geophysics, prospecting and drilling.

Labrador:  The Company controls the largest land position in the Central Mineral Belt uranium district, and is focused on exploration and discovery of IOCG-Olympic Dam and Rossing type deposits uranium targets.  The Company’s properties are contiguous to ground held by Aurora Energy Resources Inc. (TSX: AXU), Crosshair Exploration & Mining Corp. (TSX-V: CXX) and Santoy Resources Ltd. (TSX-V: SAN).  The Company also has established Joint Ventures with Silver Spruce Resources Inc. (TSX-V: SSE)/Universal Uranium Ltd (TSX-V: UUL) and Ucore Uranium Inc. (TSX-V: UCU).  In total, the Company holds a 100% interest or right to acquire 100% interest in 1.1 million acres.  Aggressive exploration programs are now under way, including drilling with two rigs.

Newfoundland:  The Company controls the majority of the 100 km long Hermitage Uranium Belt in southwest Newfoundland through its 50% to 100% interest in 418,000 acres of mining claims.  Uranium exploration is focused on sediment and volcanic hosted stratiform deposits.  An airborne survey over a portion of the property in 2006 identified numerous low level radiometric anomalies.  A portion of the property joint ventured 50/50 with Commander Resources Ltd. (TSX-V: CMD) has been optioned to a subsidiary of Global Gold Corporation (OTCBB: GBGD) who can earn a 60% interest.  Also, the Company has staked 514 claims and acquired the option to earn a 100% interest in an additional 1054 adjoining claims that together form the Wisker property in north-central Newfoundland.  The Wisker property covers a potential new uranium area with occurrences assaying from 0.01% to 0.86% U3O8 in extensive favourable felsic volcanic breccias.  An aggressive exploration program is currently underway on this property.

III.  Uranium Resources and Exploration Opportunities in the World’s 4th Largest Uranium Producing Region:  West Africa –Mali and Niger

Mali:  The Company has acquired a unique opportunity through its recognition and acquisition of sediment-hosted uranium mineralization, in northeast Mali, adjacent to the major producing basin in Niger.  The Company holds the Samit Mining Convention which contains 247,000 acres of prospective geology and historic uranium resources that were identified by the Japanese Power Reactor and Nuclear Fuel Development Corporation in the 1970s.  The property contains a historic uranium district with a 440,000 pound historic uranium resource grading 0.085% U3O8 as outlined above that is not compliant with NI 43-101 (see previous cautionary note).  Additional prospecting permits—namely the Kidal Permit, cover 6 other uranium occurrences north of Samit.  Exploration programs are planned to convert the historic resource to NI 43-101 compliance and to expand the resource and evaluate occurrences within the Kidal Permit.

Niger:  The Company has acquired exploration concessions covering 2,000 square kilometers, and has applications pending for additional areas covering 4,000 square kilometers in the Tim Mersoi Basin in north-central Niger near the Arlit and Akouta producing mines operated by Areva.  Also, applications have been submitted for eight concessions in the Djado Basin, northeast of mine area.  Targets are sandstone type deposits hosted in favorable stratigraphic and structural settings similar to and in close proximity to Areva’s Arlit and Akouta Mines.  Bayswater plans a program of airborne surveying and follow-up prospecting and mapping to define drill targets once the concessions are all granted.

BASE METAL AND GOLD ASSETS OF THE COMBINED COMPANY

Avoca Base Metal Project, Ireland  The Company holds a 100% interest in two prospecting permits comprising 73 sq km in County Wicklow, southeast Ireland covering the historic Avoca Mine.  The property contains a copper, zinc and lead rich stratiform volcanogenic massive sulphide deposit which contains gold and silver values.  Historic resource calculations, that are not NI 43-101 compliant, have estimated the resource at 6.0 million tonnes grading 5.3% zinc and 1.9% lead.  This resource has not been verified by the Company’s Qualified Person and is provided for information purposes only.   Exploration results indicate substantial potential to increase the historic resource in the main massive sulphide zone and  indicate potential for larger base metal systems at depth.  Numerous targets remain to be tested.

Kilgore Gold Project, Idaho The Company holds a 100% interest in 150 lode claims (approximately 3,000 acres) in southeast Idaho covering the Kilgore epithermal gold-silver deposit.  The property contains an NI 43-101 compliant indicated resource of 218,000 ounces gold contained in 7,043,000 tons @ 0.031ounces per ton.  An additional inferred resource containing 269,000 ounces gold (9,661,000 tons @ 0.028 opt Au) has been reported.  The resource calculation is based on a NI 43-101 compliant technical report, dated September, 2003, prepared by G.H. Raynor and Associates and Bruce H. Van Brunt, based on 197 diamond and reverse circulation drill holes totaling 126,417 feet of drilling by Placer Dome and Echo Bay Mines.  Further targets remain to be tested and good potential remains for expanding the resources.

OTHER MAJOR ASSETS AND HIGHLIGHTS OF THE COMBINED COMPANY

•

A board of directors, advisory board and management team that has a highly successful track record in the natural resource business including uranium exploration and deposit discovery, capital raising and creation of shareholder value.

•

Approximately $35 million in cash.

•

Exceptional potential for growth.

DIRECTORS AND MANAGEMENT

Bayswater has established a highly experienced and successful Board of Directors and a highly experienced Advisory Group.  Pursuant to the acquisition, the board of directors, corporate officers and advisors of Bayswater will remain the same and Praveen Varshney, President of Northern Canadian Uranium Inc. will join the Board.  Mr. Varshney is a Chartered Accountant and has been actively working in the capital markets for 16 years.  He was a director of Camphor Ventures Inc., now merged with Mountain Province Diamonds Inc. (TSX: MPV), a company with the largest diamond mine under development globally.  He is also Chief Financial Officer of Mantle Resources Inc. (TSX-V: MTS) a mineral resource exploration company with a 100% interest in the Akie sedex zinc discovery in British Columbia, Canada; and a director of Carmanah Technologies Corp. (TSX: CMH), one of the largest solar companies in Canada.

Also joining Bayswater’s management team upon closing of the acquisition is Keith Laskowski, MSc who will be appointed to the position of VP Exploration—USA.  Mr. Laskowski is a highly experienced mining geologist with more than 28 years of exploration and mining experience throughout North America, Asia, Latin America, and Africa.  He serves as Vice President and a director of Northern Canadian Uranium Inc., and has extensive experience in both project generation and venture negotiations, with over 115 project ventures to his credit.  He began his uranium career in 1977, working for the U.S. Department of Energy’s NURE project, and then worked for Kerr McGee Corporation prior to the collapse of the uranium markets.  He re-entered the uranium exploration business briefly in 1998, evaluating uranium properties in Mongolia for Harrods Minerals, and later acquired 14 projects that were vended to Erdene Gold Inc. (TSX: ERD) and International Uranium Corporation/Denison (TSX: DML).  From 1980 to 1997 he worked for Newmont Exploration Ltd. as a senior geologist, and then served as President and CEO of Gallant Minerals Services Ltd., a private exploration company owned by Mohamed Al Fayed.  He later served briefly as President/CEO of several junior mining corporations and now serves as a director of Northern Canadian Uranium Inc. and Gallant Minerals Services Ltd.  Mr. Laskowski is the owner of KAL Exploration Inc., a private US Corporation, and also serves as the Country Manager of exploration for Eurasian Minerals Inc. (TSX-V: EMX) in Haiti.  He is a designated Qualified Person as described in NI 43-101.  Upon closing of the acquisition, Mr. Laskowski will devote essentially all of his time to the management and development of Bayswater’s U.S. assets.

The Board of Directors of Bayswater includes:

George M. Leary, M.Sc., P.Eng. President, CEO and Director

George Leary is a highly experienced exploration geologist directly involved in the mineral resource industry since 1964; and has experience managing public companies since 1983.  He has worked throughout North and South America and Russia.  He has extensive experience with a wide variety of commodities and mineral deposit models and has been responsible for the discovery of a number of significant mineralized systems in B.C and the Yukon.  He spent 14 years with Amax Exploration Inc. in Vancouver, B.C. and during the latter part of his tenure was in charge of base metal exploration in the Canadian cordillera.  He subsequently spent 31/2 years with Union Oil of Canada in Calgary where he was responsible for base, precious and specialty metal exploration in Canada.

Victor Tanaka, B.Sc. P.Geo. Chief Operating Officer, Executive V.P. and Director

Vic Tanaka is a career geologist who has participated in several significant mineral discoveries.  He has held senior positions in both major and junior mining companies and has broad Canadian and international experience.  He has previously served as general manager of exploration for Asamera Inc., one of the original partners in the joint venture that led to the discovery of the high-grade Cigar Lake and Dawn Lake uranium deposits in the Athabasca Basin.  The joint venture was also involved in laying the groundwork for the eventual discovery of the world-class McArthur River uranium deposit. McArthur River and Cigar Lake are the world’s largest, high-grade uranium deposits.

Ken Armstrong, M.Sc., P.Geo. Director

Mr. Armstrong worked as a geologist with Rio Tinto from 1996 to 1997 and was involved with the development of the original resource models for the Diavik Diamond Mine, NWT.  Mr. Armstrong joined Aber Resources Ltd. in 1997 and managed diamond, gold, and base metal exploration programs in Canada's north.  Mr. Armstrong has been President and CEO of Strongbow Exploration Inc. (TSX-V: SBW) since January 2005.

Gordon Davidson, B.Sc., P.Geo. Vice President Exploration

Mr. Davidson has over 20 years experience in uranium exploration and has held positions with Uravan Minerals, PNC Exploration (now JNC Exploration), Urangesellschaft (now part of Areva) and Brinex; and has had direct field experience in all of Bayswater’s current Canadian projects.  He is credited with having a significant role in the discovery of Areva’s Andrew Lake uranium deposit in the Kiggavik Trend of North Thelon Basin, Nunavut, as well as the discovery of unconformity-type uranium mineralization in the South Thelon Basin at the Boomerang Project, currently being explored by Cameco Corporation (TSX: CCO) and Uravan Minerals Inc. (TSX-V: UVN).

ADVISORY BOARD

Siegfried Muessig, PhD.

Sig Muessig is an independent senior mineral consultant with a very distinguished and successful career.  He has been directly involved with some of the world’s largest mineral discoveries including Australia’s Jabiluka uranium deposit and Chile’s world-class Escondida copper mine.

Robert Campbell, B.Sc., P. Geo.

Mr. Campbell, who conducts Strongbow Exploration’s uranium exploration activities, has 18 years of uranium exploration experience.  He has primarily focused on uranium deposits in the Athabasca and Thelon Basins in Canada and in Wyoming and Nebraska, USA.

Stephen Flechner, PhD.

Mr. Flechner holds a Doctorate in Law from Yale University and is the former Vice President, General Counsel and Secretary of Gold Fields Mining Corporation.

Jerry Blackwell, B.Sc. P. Geo.

Mr. Blackwell is president of Gitennes Exploration Inc. and a professional geologist with over 30 years experience including participation in uranium ventures on a world wide basis. He has published papers on uranium under the auspices of the IAEA and has worked with Gulf, Getty and Cominco on uranium projects.

Norman Burmeister, Mining Engineer

Mr. Burmeister is a graduate of the Colorado School of Mines in geological engineering with over 40 years experience in the mining industry.  He has extensive experience in uranium exploration in the mid west and western United States.  He served as chief geologist for Silver Standard Resources from 1965 to 1978 and was instrumental in the discovery of the Mill Canyon gold deposit, Elko County, Nevada which was subsequently sold to Freeport-McMoRan, and in the discovery of the Minto copper gold deposit, Yukon.  He has served as the president and CEO of Kilgore since 2000 and was instrumental in assembling Bayswater’s U.S. uranium and gold asset base.

Terms and Process of the Arrangement Agreement

NCA and Bayswater will enter into an Arrangement Agreement, whereby Bayswater will acquire NCA through its wholly owned subsidiary, Bayswater Holdings Inc. and each common share or convertible security of NCA will be exchanged for 0.65 of a Bayswater Share or convertible security (the "Conversion Ratio").  The exercise prices of the NCA convertible securities will be adjusted in accordance with the Conversion Ratio.

Following preparation of a fairness opinion by NCA and completion of satisfactory due diligence by both companies, the directors of NCA will recommend to their shareholders that they accept the Transaction as proposed, and will assist in all reasonable ways in obtaining execution and preparation of any documents, including an information circular to be presented to the shareholders of NCA.  This transaction is subject to completion of satisfactory due diligence, a definitive Arrangement Agreement, shareholder approval of NCA and receipt of applicable regulatory approvals.

About Bayswater Uranium Corporation - The Super JuniorTM Uranium Company

Bayswater Uranium Corporation is a rapidly-growing international uranium exploration and development company. As the only uranium company to have major landholdings in each of Canada's most important producing and exploration regions – the Athabasca Basin, the Central Mineral Belt, and the Thelon Basin – Bayswater is a leader in uranium exploration in Canada, the world’s largest producer of uranium.  The Company also owns several advanced uranium properties in the United States that are being fast tracked to production.  Bayswater combines a balanced portfolio of exploration and development projects with the uranium expertise of its technical and managerial teams.  The result is a Super JuniorTM Uranium Company with the share liquidity and market capitalization to provide value to both the retail and institutional investor.  Bayswater is listed on the TSX Venture Exchange under the symbol “BAY”.  The Company’s website is www.bayswateruranium.com.

About Northern Canadian Uranium Inc.

Northern Canadian Uranium Inc. is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  NCA’s exploration programs are headed by Keith Laskowski (MSc, Director, VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 28 years of exploration experience.  The company has established a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  NCA is presently exploring three prospective uranium projects in the Athabasca Basin and six uranium projects in the Powder River Basin of Wyoming.  The Elkhorn Project in Wyoming contains a NI 43-101 compliant indicated uranium resource of 400,000 lbs U308 that can be expanded with additional drilling.  NCA also has three uranium projects in the Great Basin of Nevada, three projects along the southern flank of the Black Hills uplift, in South Dakota and two uranium concessions in Mali, West Africa, one of which hosts a reported historic resource.  Further information is available on the NCA’s website at www.northerncanadian.ca.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Uranium Inc.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, CA

President

Contact:  Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca